EXHIBIT B

$7,354,102.24	December 1, 2014
Amount	Date

Q Lotus, Inc.

(A Nevada corporation)

SIXTH AMENDED AND RESTATED 15% PROMISSORY NOTE

FOR VALUE RECEIVED, Q Lotus, Inc., a Nevada corporation (the “Company”), promises to pay to Goldstein Family Partnership, LP, or its assigns, as agent for several lenders listed in the next paragraph (the “Holder”), the principal sum of $7,354,102.24, together with all accrued and unpaid interest thereon as set forth below.

The $7,354,102.24 principal for this 15% Promissory Note (this “Note”) is being provided from (1) the consolidation of (A) seven (7) 6-15% promissory notes issued (i) December 16, 2009 to the order of Goldstein Family Partnership, LP, (ii) January 1, 2012 to the order of South Shore Real Estate Development LLC, (iii) May 2, 2012 to the order of CoryMarie Leasing, LLC, (iv) June 1, 2012 to the order of Goldstein Family Partnership, LP, (v) July 16, 2012 to the order of Arlyne Marie Goldstein, (vi) October 4, 2012 to the order of Joshua Todd Goldstein and (vii) November 20, 2012 to the order of Arlyne Marie Goldstein (the “Existing Promissory Notes”) and (B) a memorandum of understanding between the Holder and the Company dated September 11, 2012 relating to the purchase by the Company of the Holder’s 51% interest in Southshore Real Estate Development, LLC, (2) $200,000 of additional indebtedness funded by the Holder to the Company on January 16, 2013, (3) $60,000 of additional indebtedness funded by the Holder to the Company on February 21, 2013, (4) $100,000 of additional indebtedness funded by the Holder to the Company on May 28, 2013, (5) $50,000 of additional indebtedness funded by the Holder to the Company on July 1, 2013, (6) $50,000 of additional indebtedness funded by the Holder to the Company on August 1, 2013, (7) $15,000 of additional indebtedness funded by the Holder to the Company on February 11, 2014 and (8) (x) $350,000 of additional indebtedness funded by the Holder to the Company on or about December 1, 2014, (y) the amount of the Holder’s aggregate legal fees as of December 1, 2014 and (z) $1,460,000 of additional obligations to the Holder relating to a real estate transaction occurring on or about December 1, 2014. All accrued and unpaid interest under the Existing Promissory Notes is included in the principal balance hereof. All Existing Promissory Notes will be considered paid in full and considered terminated and consolidated herein upon the execution of this Note and the existing warrants to purchase common stock of the Company held by Holder and the lenders listed above will likewise be terminated and null and void upon the execution of this Note. This Note is secured by (i) the Mortgage, Deed of Trust, Security Agreement, Financing Statement and Assignment of Production dated January 16, 2013 (the “Utah Security Agreement”), (ii) the Mortgage, Deed of Trust, Security Agreement, Financing Statement and Assignment of Production dated November 7, 2013 (the “Oregon Security Agreement”) and (iii) the Pledge Agreement dated November 7, 2013 among the Holder and Q Lotus Holdings, Inc. (the “Pledge Agreement”) and is subject to (x) the Agreement of Guaranty dated January 16, 2013 (the “Guaranty”) of Q Lotus Holdings, Inc., the Company’s sole owner (the “Guarantor”), and (y) the Agreement of Guaranty dated on or about the date hereof (the ‘Trust Guaranty”) of Gary A. Rosenberg Trust under the Will of Ben J. Rosenberg dated August 28, 1978. This Note, the Utah Security Agreement, the Oregon Security Agreement, the Pledge Agreement, the Guaranty, the Trust Guaranty and the other agreements or instruments executed pursuant hereto or thereto are referred to as the “Loan Documents”. This Note amends and restates the $5,458,102.24 principal amount 15% Promissory Note from the Company to the Holder dated July 16, 2014, which in turn amended and restated the $5,443,102.24 principal amount 15% Promissory Note from the Company to the Holder dated February 11, 2014 which in turn amended and restated the $5,443,102.24 principal amount 15% Promissory Note from the Company to the Holder dated November 7, 2013 which in turn amended and restated the $5,443,102.24 principal amount 15% Promissory Note from the Company to the Holder dated July 17, 2013 which in turn amended and restated the $5,243,102.24 principal amount 15% Promissory Note from the Company to the Holder dated February 21, 2013 which in turn amended and restated the $5,183,102.24 principal amount 15% Promissory Note from the Company to the Holder dated January 16, 2013.

1.      Principal and Interest. Interest on the unpaid principal balance of this Note shall accrue at the rate of 15% per annum, compounded monthly, commencing on January 16, 2013 as to $5,183,102.24 principal amount, commencing on February 21, 2013 as to $60,000 principal amount, commencing on May 28, 2013 as to $100,000 principal amount, commencing on July 1, 2013 as to $50,000 principal amount, commencing on August 1, 2013 as to $50,000 principal amount, commencing on February 11, 2014 as to $15,000 principal amount and commencing on December 1, 2014 as to $1,896,000 principal amount, and shall be payable as set forth below. $350,000 and the interest thereon shall be due and payable by the Company to the Holder on February 18, 2015. An additional $3,000,000 shall be due and payable by the Company to the Holder on May 31, 2015. An additional $1,000,000 shall be due and payable on the last day of each calendar month thereafter until the entire unpaid balance of principal and all accrued and unpaid interest shall be repaid by the Company to the Holder; provided, that the final such payment shall be of the unpaid principal balance and any accrued and unpaid interest if less than $1,000,000. The entire unpaid balance of principal and all accrued and unpaid interest shall be due and payable and the Company shall prepay this Note upon the closing of any financing of equity or debt of $5,000,000 or more singly or collectively after the date hereof. In addition, the Company shall prepay this Note with fifty percent (50%) of any proceeds of any financing of equity or debt of $250,000 or more singly or collectively after the date hereof. Notwithstanding the provisions of this Section 1, upon the occurrence of an Event of Default (as that term is defined in Section 4 below) this Note shall accrue interest at the rate of 18% per annum (the “Overdue Rate”) from and after the date of the Event of Default, whether before or after judgment. Notwithstanding any provision to the contrary herein, in no event shall the applicable interest rate at any time exceed the maximum interest rate allowed under applicable law. The Company acknowledges and agrees that time is of the essence in this Note.

2.      Rights upon Fundamental Transaction. The Company shall not enter into or be party to a Fundamental Transaction unless the successor entity assumes in writing all of the obligations of the Company under this Note in accordance with the provisions of this Section 2 pursuant to written agreements in form and substance satisfactory to the Holder prior to such Fundamental Transaction, including agreements to deliver to the Holder in exchange for such Note a note of the successor entity substantially similar in form and substance to this Note, including, without limitation, having a principal amount and interest rate equal to those hereunder. Upon the occurrence of any Fundamental Transaction, the successor entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Note referring to the “Company” shall refer instead to the successor entity), and may exercise every right and power of the Company and shall assume all of the obligations of the Company under this Note with the same effect as if such successor entity had been named as the Company herein. “Fundamental Transaction” shall mean the, direct or indirect, (i) consolidation or merger of the Company with or into another person(s) or entity (whether or not the Company is the surviving entity), or (ii) the sale, assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of the Company to another person or entity, or (iii) reorganization, recapitalization or reclassification of the Company.

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3.      Payment. The Company may prepay this Note in whole or in part in cash. All payments of interest and principal shall be in lawful money of the United States of America. All payments shall be applied first to costs of collection, if any then to accrued and unpaid interest, and thereafter to principal. Payment of principal and interest hereunder shall be made by check delivered to the Holder at the address furnished to the Company for that purpose.

4.      Default. If any of the events specified in this Section 4 shall occur (each, an “Event of Default”), the Holder of the Note may, so long as a such condition exists, declare the entire principal amount and unpaid accrued interest hereon immediately due and payable, by notice in writing to the Company; provided, however, that the entire principal amount and unpaid accrued interest hereon shall automatically be immediately due and payable upon the occurrence of (c) or (d) below:

(a)      Failure to Pay. The Company’s failure to pay (i) when due, whether at stated maturity, upon acceleration or otherwise, any principal or interest payment or (ii) any other payment required under the terms of this Note on the date due.

(b)      Breaches of Representations, Covenants or Agreements. If there shall be an inaccuracy or breach of any of the Company’s or the Guarantor’s representations or warranties in this Note or the other Loan Documents or the Company or the Guarantor fails to observe or perform any other covenant, obligation, condition or agreement contained in this Note or the other Loan Documents and such failure shall continue for five days after the Company’s or the Guarantor’s receipt of written notice from the Holder of such failure.

(c)      Voluntary Bankruptcy; Insolvency Proceedings. If the Company or the Guarantor (i) shall admit in writing its inability to, or be generally unable to, pay its debts as such debts generally become due, (ii) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of a substantial part of its property, (iii) is dissolved or liquidated in full or in part, or (iv) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consents to any relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it.

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(d)      Involuntary Bankruptcy. If any involuntary petition is filed under any bankruptcy or similar law or rule against the Company or the Guarantor and such petition is not dismissed or discharged within 60 days of filing, or a receiver, trustee, liquidator, assignee, custodian, sequestrator or other similar official is appointed to take possession of any of the assets or properties of the Company or the Guarantor.

(e)       Cross Default. If any event shall occur or any condition shall exist in respect of any indebtedness of the Company (other than this Note) or the Guarantor, in an aggregate principal amount of $50,000 or more, or under any agreement securing or relating to any of such indebtedness, the effect of which is to cause (or permit any holder of such indebtedness or a trustee to cause) the acceleration of the maturity of such indebtedness, or any such indebtedness shall not have been paid at the final maturity date thereof and any applicable grace period shall have expired, or demand for payment shall have been made by any holder of such indebtedness that is payable by its terms upon demand (each of such events being a “Cross Default”), provided, however, that if such Cross Default shall have been cured without any adverse effect on the Company or the Guarantor, as applicable, and the Holder shall not have previously reserved its rights hereunder or taken action pursuant hereto, such Cross Default shall, from and after such cure, not constitute an Event of Default.

(f)        Judgments. If the final judgment for the payment of money shall be rendered by a court of competent jurisdiction against the Company or the Guarantor and the Company or the Guarantor shall not discharge the same or provide for its discharge in accordance with its terms, or procure a stay of execution thereof within sixty (60) days from the date of entry thereof and within said period of sixty (60) days, or such longer period during which execution of such judgment shall have been stayed, appeal therefrom and cause the execution thereof to be stayed during such appeal, and such judgment together with all other such judgments shall exceed in the aggregate $50,000.

5.      Representations and Warranties of the Company. As a material inducement to Holder to provide the indebtedness evidenced by this Note, the Company hereby represents and warrants that:

(a)      The Company is an entity duly organized, validly existing and in good standing under the laws of the State of Nevada and is qualified to do business as a foreign organization in Illinois and every jurisdiction where the failure to so qualify could be reasonably expected to have a material adverse effect. The Company possesses all requisite power and authority and all material licenses, permits and authorizations necessary to own and operate its properties, to carry on its business as now conducted and presently proposed to be conducted and to execute, deliver and perform its obligations under this Note. The Company is a wholly-owned subsidiary of the Guarantor.

(b)      This Note and any document or other agreement related hereto or thereto has been duly authorized, executed and delivered by the Company and does not conflict with, violate or result in a breach of or require any consent that has not been obtained as of the date hereof under (i) any applicable law, rule or regulation in any material respect, (ii) any of the terms of its organizational documents, or (iii) any material agreement or instrument to which the Company is a party or by which the Company is bound. The Company has provided to the Holder a true, correct and complete copy of the resolutions of its board of directors approving the execution of this Note.

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(c)      This Note constitutes the legal, valid, and binding obligation of the Company, is in full force and effect and is enforceable against the Company in accordance with its terms (subject, in each case, to the effect of bankruptcy or other similar laws and to general principles of equity (whether considered in proceedings at law or in equity)).

(d)      No default or Event of Default has occurred and is continuing or will occur upon the funding of the Note hereunder or the execution of the Guaranty.

(e)      All representations and warranties herein are true and correct as of the time of execution hereof or thereof and shall survive the execution, delivery and acceptance hereof and thereof by the parties thereto and the closing of the transactions described therein or relating thereto, except to the extent that such representation or warranty expressly refers to a specific date.

6.      Covenants. Until the indefeasible payment and satisfaction in full in cash of all obligations hereunder and the termination of this Note, unless the Company receives the prior written consent of Holder waiving or modifying any of the covenants hereunder in any specific instance, the Company covenants and agrees as follows:

(a)      Maintenance of Records; Legal Existence. The Company shall at all times keep accurate and complete books, records and accounts with respect to all of their respective business activities, in accordance with GAAP. The Company shall maintain its legal existence in good standing in the jurisdiction in which it is organized and in each other jurisdiction where it is required to register or qualify to do business if the failure to do so in such other jurisdiction could reasonably be expected to have a material adverse effect.

(a)      Notices. The Company shall promptly (and in any event within forty-eight hours) notify Holder of any event or occurrence which could constitute or result in a material adverse effect on the Company or the Guarantor.

(b)      Compliance with Laws and Maintenance of Permits. Company shall maintain all governmental consents, franchises, certificates, licenses, authorizations, approvals and permits, the lack of which could reasonably be expected to have a material adverse effect, and Company shall remain in compliance with all applicable federal, state, local and foreign statutes, orders, regulations, rules and ordinances (including, without limitation, environmental laws and statutes, orders, regulations, rules and ordinances relating to taxes, employer and employee contributions and similar items, securities, ERISA or employee health and safety) the failure with which to comply could reasonably be expected to have a material adverse effect on the Company or the Guarantor.

(c)      Inspection and Audits. Company shall permit Holder (and an accountant retained by Holder to conduct a review of the Company), one time during any three (3) month period, upon reasonable notice and during normal business hours and at such other times as Holder may reasonably request, in the presence of a senior officer of the Company, to (i) visit and inspect any of the properties of the Company, (ii) examine the governance and financial records of the Company and make copies thereof or extracts therefrom and (iii) discuss the affairs, finances and accounts of any such entity with the directors (or managers or other equivalent), officers, key employees and, in the presence of a senior officer of the Company. The reasonable out-of-pocket cost and expense of Holder’s quarterly review of the Company (including the reasonable cost and expense of Holder’s independent accountant) shall be borne by the Company.

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(d)      Information Rights. The Company shall deliver to Holder:

(1)      as soon as available but in any event within 15 days after the end of each quarterly accounting period in each fiscal year, unaudited consolidated statements of income and cash flows of the Company and the Guarantor for such quarterly period and for the period from the beginning of the fiscal year to the end of such quarter, and all such statements shall be prepared in accordance with GAAP and shall be certified by the chief financial officer of the Company;

(2)      within 90 days after the end of each fiscal year, unaudited consolidated statements of income and cash flows of the Company and the Guarantor for such fiscal year, and unaudited consolidated balance sheets of the Company and the Guarantor as of the end of such fiscal year, all prepared in accordance with GAAP;

(3)      promptly upon receipt thereof, any additional material reports, management letters or other detailed information concerning significant aspects of the operations or financial affairs of the Company or the Guarantor given to the Company or the Guarantor by its accountants (and not otherwise contained in other materials provided hereunder);

(4)      promptly (but in any event within five business days) after the discovery or receipt of notice of any default under any material agreement to which Company or the Guarantor is a party, or any other material adverse change, event or circumstance affecting the Company or the Guarantor (including the filing of any material litigation against the Company or the Guarantor or the existence of any dispute with any person which involves a reasonable likelihood of such material litigation being commenced), a certificate of the chief executive officer of the Company specifying the nature and period of existence thereof and what actions the Company has taken and propose to take with respect thereto;

(5)      notice of any proposed Fundamental Transaction, not less than thirty (30) days before such event; and

(6)      with reasonable promptness, such other information and financial data concerning the Company or the Guarantor as Holder may reasonably request.

(e)      Indebtedness. the Company shall not create, incur, assume or become obligated (directly or indirectly), for any loans or other indebtedness for borrowed money (“Debt”) other than (i) the indebtedness evidenced hereby, (ii) unsecured indebtedness to trade creditors incurred in the ordinary course of business, (iii) indebtedness which is subordinated and which rank junior to this Note, (iv) indebtedness secured by Permitted Liens (as defined below) and (v) other indebtedness approved in writing by the Holder.

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(f)       Fundamental Changes, Line of Business. The Company shall not amend its organizational documents or enter into a new line of business materially different from its current business. The Company shall not issue any capital stock or other securities to any party or person without the prior written consent of the Holder.

(g)       Distributions. The Company shall not, directly or indirectly, make any dividends or distributions to its equity holders or purchase, redeem or retire any of its equity.

(h)      Affiliate Transactions. The Company shall not enter into any transaction or series of transactions with any affiliate.

(i)        Liens. The Company agrees that it will not create, incur, assume or suffer to exist any lien upon any of its respective assets or properties, whether now owned or hereafter acquired, except for (i) liens for taxes, assessments or other governmental charges not at the time delinquent or being contested in good faith by appropriate proceedings and, in each case for which it maintains adequate reserves, (ii) liens of carriers, landlords, warehousemen, mechanics and material men and other similar liens imposed by law and (iii) liens (A) upon or in any equipment acquired or held by the Company to secure the purchase price of such equipment or indebtedness incurred solely for the purpose of financing the acquisition or lease of such equipment or (B) existing on such equipment at the time of its acquisition, provided that the lien is confined solely to the property so acquired and improvements thereon (“Permitted Liens”).

(j)        Costs and Expenses. Company agrees to promptly pay all costs and expenses (including reasonable attorneys’ fees) incurred by Holder in investigating, interpreting and enforcing any rights under, or in collecting any payments due under, this Note or the other Loan Documents, or in connection with any refinancing or restructuring of the credit arrangements provided under this Note or the other Loan Documents in the nature of a workout, or any insolvency or bankruptcy proceedings of the Company or the Guarantor. The costs and expenses for which Borrower is responsible under this Section 6(j) shall be payable upon demand. The obligations of Borrower under this Section 6(j) shall survive the payment in full of this Note.

(k)       Board Representation. The Holder shall be entitled to appoint one designee as a member of the Company’s board of director’s, or at the Holder’s election, in lieu thereof, to appoint one observer to the Company’s board of directors. Any observer shall be permitted to attend all meetings of the Company’s board of directors in a nonvoting observer capacity and, in this respect, the Company shall give such observer copies of all notices, minutes, consents, and other materials that it provides to its directors; provided, however, that such observer shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided. The Company shall reimburse all nonemployee directors and observers for all reasonable out-of-pocket expenses incurred in connection with attending meeting of its board of directors.

7.        Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

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8.        Seniority. All payments due under this Note shall be senior to all other indebtedness of the Company, other than indebtedness secured by Permitted Liens.

9.        Amendments and Waivers. This Note may not be amended or waived without the written consent of the Holder.

10.      Dispute Resolution. The terms of this Note shall be construed in accordance with the laws of the State of New York, without regards to conflicts of laws. The parties irrevocably and unconditionally consent and submit to the exclusive jurisdiction and venue in the federal courts sitting in the Southern District of New York for purposes of any suit, action or other proceeding arising out of this Note (and agrees not to commence any action, suit or proceedings relating hereto except in such courts). Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Note, which is brought by or against it, in the federal courts in the Southern District of New York.

11.      Miscellaneous. This Note may be executed in two or more counterparts, each of which shall constitute an original, but all of which together shall constitute one and the same instrument. No delay on the part of Holder in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by Holder of any right or remedy shall preclude other or further exercise thereof or the exercise of any other right or remedy. The Company agrees to perform and comply with each of the covenants, conditions, provisions and agreements of the Company contained in this Note. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies provided by law.

12.      Severability. If any provision of this Note shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Note, and this Note shall be carried out as if any such illegal, invalid or unenforceable provision were not contained therein.

13.       Notices. Except as otherwise provided for herein, any notice required or permitted to be given hereunder shall be in writing and shall be (a) personally delivered, (b) transmitted by overnight courier or postage prepaid registered or certified United States mail, return receipt requested, or (c) transmitted by telecopier or facsimile, with a copy by first class mail, to the parties as follows (as elected by the giving such notice):

(1) if to Company, to:	Q Lotus, Inc.
Attn: Gary A. Rosenberg
520 North Kingsbury Street, Suite 1810
Chicago, IL 60654

(2) if to Holder, to:	Goldstein Family Partnership, LP
c/o The Lynmark Group
Four Executive Boulevard
Suffern, New York 10901
Attention: Joshua T. Goldstein

with a copy to:	Tannenbaum Helpern Syracuse & Hirschtritt LLP
900 Third Avenue
New York, New York 10022
Attention: James Rieger, Esq.
Telephone No.: (212) 508-6728
Telefax No.: (212) 371-1084
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FURTHER, BOTH THE COMPANY AND THE HOLDER HEREBY WAIVE TRIAL BY JURY IN ANY ACTION TO ENFORCE THIS NOTE.

[Signature page follows]

IN WITNESS WHEREOF, the Company has executed this Sixth Amended and Restated Note as of the date set forth above.

Q Lotus, Inc.

By: _______________________________
Name: Gary A. Rosenberg
Its: Chief Executive Officer
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Goldstein Family Partnership, LP, as agent for several lenders, agrees the $7,354,102.24 Principal for this 15% Promissory Note is being provided from (1) the consolidation of (A) seven (7) 6-15% promissory notes issued (i) December 16, 2009 to the order of Goldstein Family Partnership, LP, (ii) January 1, 2012 to the order of South Shore Real Estate Development LLC, (iii) May 2, 2012 to the order of CoryMarie Leasing, LLC, (iv) June 1, 2012 to the order of Goldstein Family Partnership, LP, (v) July 16, 2012 to the order of Arlyne Marie Goldstein, (vi) October 4, 2012 to the order of Joshua Todd Goldstein and (vii) November 20, 2012 to the order of Arlyne Marie Goldstein (the “Existing Promissory Notes”) and (B) a memorandum of understanding between the Holder and the Company dated September 11, 2012 relating to the purchase by the Company of the Holder’s 51% interest in Southshore Real Estate Development, LLC, (2) $200,000 of additional indebtedness funded by the Holder to the Company on January 16, 2013, (3) $60,000 of additional indebtedness funded by the Holder to the Company on February 21, 2013, (4) $100,000 of additional indebtedness funded by the Holder to the Company on May 28, 2013, (5) $50,000 of additional indebtedness funded by the Holder to the Company on July 1, 2013, (6) $50,000 of additional indebtedness funded by the Holder to the Company on August 1, 2013, (7) $15,000 of additional indebtedness funded by the Holder to the Company on February 11, 2014 and (8) (x) $350,000 of additional indebtedness funded by the Holder to the Company on or about December 1, 2014, (y) the amount of the Holder’s aggregate legal fees as of December 1, 2014 and (z) $1,460,000 of additional obligations to the Holder relating to a real estate transaction occurring on or about December 1, 2014. All Existing Promissory Notes will be considered paid in full and considered terminated and consolidated herein upon the execution of this 15% Promissory Note and the existing warrants to purchase common stock of the Company held by Holder and the lenders listed above will likewise be terminated and null and void upon the execution of this 15% Promissory Note.

Goldstein Family Partnership, LP

By:
Name:
Title:

[Signature Page to December 1, 2014

Q Lotus, Inc. Sixth Amended and Restated Promissory Note]

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